05039821

8- 47783

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
153

SD 3/22/05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

SEC FILE NUMBER

8- 47783

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

MM/DD/YY

MM/DD/YY

A. REGISTRANT IDENTIFICATION

PROCESSED
MAR 23 2005 E
THOMSON
FINANCIAL

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME OF BROKER-DEALER:

Windsor Sheffield & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

487 Devon Park Drive, STE 216

(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Perrot (484) 654-0123

(Area Code - Telephone Number)

3/22/05 S.S

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

One Valley Sq, Suite 250, 512 Township Line Rd, Blue Bell, PA 19422
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael J. Perrot , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Sheffield & Co., Inc., as of FEB 23 , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Title

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MONICA A. LUKE, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires August 27, 2008

Monica A. Luke

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Windsor, Sheffield & Co., Inc.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

We have audited the accompanying statements of financial condition of Windsor, Sheffield & Co., Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor, Sheffield & Co., Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 14, 2005

Windsor, Sheffield & Co., Inc.

Statements of Financial Condition
December 31, 2004 and 2003

		2004		2003
Assets				
Current Assets				
Cash	$	282,369	$	177,335
Receivables from clearing agents		80,979		65,044
Deposits with clearing agent		50,438		50,438
Security deposit		5,267		3,682
Prepaid expenses		7,611		7,980
Total current assets		426,664		304,479
Other Assets		200		200
	$	426,864	$	304,679
Liabilities and Shareholders' Equity				
Current Liabilities				
Accrued expenses	$	121,723	$	62,174
Commitments and Contingencies (Note 4)				
Shareholders' Equity				
Common stock, $1 par value, 10,000 shares authorized, 2,000 shares issued and outstanding		2,000		2,000
Additional paid-in capital		237,339		237,339
Retained earnings		65,802		3,166
		305,141		242,505
	$	426,864	$	304,679

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Income
December 31, 2004 and 2003

	2004	2003
Revenue		
Commissions	$ 983,037	$ 820,666
Investment advisory fees	57,111	4,088
Project management fees	5,000	7,500
Interest income	7,031	9,168
Total revenue	1,052,179	841,422
Operating Expenses		
Clearing fees	156,634	149,764
Commissions	575,604	449,811
Other expenses	230,805	197,398
Total operating expenses	963,043	796,973
Net Income Before Income Taxes	89,136	44,449
Income Taxes	26,500	1,300
Net income	$ 62,636	$ 43,149

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Changes in Shareholders' Equity
December 31, 2004 and 2003

	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2003	2,000	$ 2,000	$ 237,339	$ (39,983)	$ 199,356
Net income	-	-	-	43,149	43,149
Balance, December 31, 2003	2,000	2,000	237,339	3,166	242,505
Net income	-	-	-	62,636	62,636
Balance, December 31, 2004	2,000	$ 2,000	$ 237,339	$ 65,802	$ 305,141

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Cash Flows
December 31, 2004 and 2003

		2004		2003
Operating Activities				
Net income	$	**62,636**	$	43,149
Adjustments to reconcile net income to				
net cash provided by operating activities:				
Changes in operating assets and liabilities:				
(Increase) decrease in:				
Receivable from clearing agent		**(15,935)**		(9,510)
Security deposit		**(1,585)**		7,363
Prepaid expenses		**369**		(3,636)
Increase in:				
Accrued expenses		**59,549**		6,991
Net cash provided by operating activities		**105,034**		44,357
Net increase in cash		**105,034**		44,357
Cash, beginning		**177,335**		132,978
Cash, ending	$	**282,369**	$	177,335
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Year for:				
Interest	$	**434**	$	129

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Windsor, Sheffield & Co., Inc. ("Windsor" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994. Windsor was approved on March 11, 1996 for registration with the National Association of Securities Dealers, Inc. ("NASD") and subsequently with the National Futures Association ("NFA"). As such it may conduct a general securities brokerage business. As a member of the NASD and the NFA, the Company is regulated and examined by those Organizations and is governed by the laws, rules and regulations of the Commodities Future Trading Commission ("CFTC") and the Securities and Exchange Commission ("SEC").

Windsor operates as a fully disclosed broker-dealer in the Mid-Atlantic region and, accordingly, has entered into clearing agreements with broker-dealer firms providing such services. The Company provides brokerage services to its clients in the purchase and sale, as agent, of mutual fund shares, corporate stocks, commodities, bonds and notes, and government and agency securities and will offer other services from time-to-time usually provided by registered broker-dealers, and as the Company may be permitted under the rules and regulations of the NASD, the CFTC and the SEC.

The Company also conducts business as an investment advisor. Windsor is currently registered as an investment advisor in Pennsylvania. The Company's minimum net capital requirement as a registered investment advisor is governed by the state in which it conducts its principal place of business. As of December 31, 2004, the Company had satisfied its minimum regulatory net capital requirements.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that same portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Project Management fees are recorded when earned. Investment advisory fees are recorded when earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $292,063, which was $283,949 in excess of its required net capital of $8,114. At December 31, 2003, the Company had net capital of $230,643, which was $225,643 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 and .27 to 1 as of December 31, 2004 and 2003, respectively.

Per CFTC regulation, CFR 1.17(a)(2)(ii), the Company elected to meet the alternative adjusted net capital requirement of the SEC for an introducing broker ($5,000) by operating pursuant to a guarantee agreement entered into with a futures commission merchant.

Note 3. Transactions with Clearing Agent

The Company has clearing agreements with clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to its customers. The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k (2)(ii) of the rule. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 during 2004 and 2003 as a deposit in an interest bearing account with the clearing agents.

Note 4. Commitments and Contingencies

The Company leases office space under an operating lease expiring in 2008. Rent expense for years ended December 31, 2004 and 2003 was $51,814 and $45,446, respectively. Future minimal rental commitments are as follows:

Year Ending December 31,	
2005	$ 26,030
2006	26,030
2007	26,532
	$ 78,592

Note 5. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 6. Income Taxes

Income taxes of $26,500 and $1,300, respectively, for 2004 and 2003, which are included in accrued expenses, have been provided since the Company used all of its net operating loss carryforwards from prior years in the 2003 to offset current year federal and state income tax expense. There are no deferred income tax assets at December 31, 2004. Income tax expense for the year ending December 31, 2004 and 2003 is as follows:

	2004	2003
Federal	$ 16,500	$ 700
State	10,000	600
	$ 26,500	$ 1,300

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

Our audits were conducted for the purpose of forming an opinion on the basic financial statements for the years ended December 31, 2004 and 2003 taken as a whole. The accompanying supplementary information on pages 10 and 11 as of December 31, 2004 and 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 14, 2005

Windsor, Sheffield & Co., Inc.

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital		
Total shareholders' equity from statement of financial condition	$	305,141
Deductions:		
Non-allowable assets:		
Security deposit		5,267
Prepaid expenses		7,611
Other assets		200
Total deductions		13,078
Net capital	$	292,063
Aggregate Indebtedness, accrued expenses	$	121,723
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	8,114
Excess Net Capital	$	283,949
Ratio of Aggregate Indebtedness to Net Capital		.42 to 1

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filling. Accordingly, no reconciliation is deemed necessary.

Windsor, Sheffield & Co., Inc.

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital		
Total shareholders' equity from statement of financial condition	$	242,505
Deductions:		
Non-allowable assets:		
Security deposit		3,682
Prepaid expenses		7,980
Other assets		200
Total deductions		11,862
Net capital	$	230,643
Aggregate Indebtedness, accrued expenses	$	62,174
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	225,643
Ratio of Aggregate Indebtedness to Net Capital		.27 to 1

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

In planning and performing our audit of the financial statements and supplementary information of Windsor, Sheffield & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations and the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC are not applicable to the Company since it is not a Futures Commission Merchant.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system, control activities and their operation that we consider to be a material weakness as defined above. The Company has minimal segregation of duties due to the small size of the Accounting Department. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Windsor, Sheffield & Co., Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated January 14, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2004 to meet the SEC's and CFTC's objectives due to the lack of complete segregation of duties as described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 14, 2005